

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2018

David Domzalski
Chief Executive Officer
Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 7670402 Israel

     **Re: Foamix Pharmaceuticals Ltd.**
          **Registration Statement on Form S-3**
          **Filed April 2, 2018**
          **File No. 333-224084**

Dear Mr. Domzalski:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Christine Westbrook at (202) 551-5019 with any questions.

                   Division of Corporation Finance
                   Office of Healthcare & Insurance

cc: Andrea Nicolas, Esq.